Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Alberton Acquisition Corporation

Subject Company: Alberton Acquisition Corporation

SEC File No.: 333-251825

SolarMax Technology, Inc.

3080 12th Street

Riverside, California 92507

January 5, 2020

To our stockholders:

On October 27, 2020, we signed an agreement and plan of merger pursuant to which SolarMax Technology, Inc. (“SolarMax”) will become a wholly-owned subsidiary of Alberton Acquisition Corporation (“Alberton”) and the SolarMax stockholders will receive stock of Alberton valued at $300,000,000 (the “Merger”). Alberton is a SPAC, which is a special purpose acquisition corporation formed to complete a business combination with an operating company. Its stock is listed on The Nasdaq Capital Market under the symbol ALAC.

On December 30, 2020, Alberton filed a registration statement on Form S-4 (File No. 333-251825) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in connection with meetings of stockholders of Alberton and SolarMax. The registration statement is available at https://www.sec.gov/Archives/edgar/data/1748621/000121390020045430/ea131972-s4_albertonacq.htm. The Registration Statement, when Nasdaq has approved the continued listing of Alberton’s stock on The Nasdaq Capital Market following the Merger and the SEC has declared the registration statement effective, will be used as a proxy statement pursuant for a special meeting of our stockholders which we will hold in 2021. The Merger is subject to the stockholder approval of SolarMax and Alberton. The Registration Statement contains information about the terms of the Merger, risk factors concerning Alberton and SolarMax, and the business and management of Alberton and SolarMax, including information as to the interest of Alberton’s and SolarMax’ directors interest in the Merger.

Our board of directors believes that the Merger is in the best interest of SolarMax and its stockholders. When completed, the Merger should provide SolarMax with funding and our stockholders with a publicly traded stock.

We urge you to read the documents filed or to be filed with the Securities and Exchange Commission because they contain important information. You can get the registration statement and other documents that are filed with the SEC for free at the SEC’s website, www.sec.gov, and you can obtain copies of the documents from us at SolarMax Technology, Inc., 3080 12th Street, Riverside, California 92507, Attention: Stephen Brown, Chief Financial Officer.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Very truly yours,

David Hsu
Chief Executive Officer